UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004.

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of l934

For the transition period from ______________________ to ______________________

Commission File Number 001-14039

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS & PROTECTION PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

CALLON PETROLEUM COMPANY
200 NORTH CANAL STREET
NATCHEZ, MISSISSIPPI 39120

The Callon Petroleum Company Employee Savings and Protection Plan (the “Callon Petroleum Company Employee Savings and Protection Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended “ERISA”). Attached hereto are the financial statements of the Callon Petroleum Company Employee Savings and Protection Plan for the fiscal year ended December 31, 2004 prepared in accordance with the financial reporting requirements of ERISA.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND
PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002

December 31, 2004 and 2003 and
Year Ended December 31, 2004

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To Participants and
Plan Administrators of the
Callon Petroleum Company
Employee Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of the Callon Petroleum Company Employee Savings and Protection Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Callon Petroleum Company Employee Savings and Protection Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Horne llp

Jackson, Mississippi
June 10, 2005

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
ASSETS
Investments
Participant directed
Pooled separate accounts	$10,051,192	$9,339,318
Participant loans	756,814	737,198
Cash value of life insurance	99,454	92,537
Employer securities	2,602,910	2,210,997

Total investments	13,510,370	12,380,050

Employer contribution receivable	79,795	87,192

Total assets	$13,590,165	$12,467,242

Net assets available for benefits	$13,590,165	$12,467,242

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Statement of Changes in Net Assets
Available for Benefits
Year Ended December 31, 2004

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$1,285,119
Interest	32,502
Dividends	210,375
Increase in cash surrender value of life insurance	6,917

Total investment income	1,534,913

Contributions
Employer — cash	304,091
Employer — noncash	335,819
Employee	571,278
Rollovers	9,016

Total contributions	1,220,204

Total additions	2,755,117

Deductions from net assets attributed to
Benefits paid to participants	1,621,466
Administrative and other expenses	10,728

Total deductions	1,632,194

Net increase	1,122,923

Net assets available for plan benefits
Beginning of year	12,467,242

End of year	$13,590,165

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2004 and 2003 and
Year Ended December 31, 2004

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of the Callon Petroleum Company Employee Savings and Protection Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Employees of Callon Petroleum Company (the “Company”) become eligible to participate in the Plan on the first eligibility date of their employment and attainment of age twenty-one. Eligibility dates are the first day of each month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participating employees may make salary deferrals up to the maximum allowable by the Internal Revenue Service. For the year ended December 31, 2004, the Company contributed a 2.5 percent non-matching contribution in cash and a 2.5 percent non-matching contribution in the form of Callon Petroleum Company common stock for each employee’s eligible compensation. The Company also made a matching contribution at the rate of .3125 percent in cash and .3125 percent in stock for every 1 percent that was deferred by the participant, limited to a maximum matching contribution by the Company of 2.5 percent in cash and 2.5 percent in stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and earnings thereon and an allocation of the Company’s non-matching contribution, and Plan earnings. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Participants direct contributions, including employer cash matching contributions, into any of the investment options offered by ING. Participants may change their investment options at any time.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon and in the Company’s contributions and earnings thereon.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2004 and 2003 and
Year Ended December 31, 2004

NOTES TO FINANCIAL STATEMENTS

Note 1. Continued

Participant Loans

Loans are available to participants on a reasonably equivalent basis, at a minimum amount of $1,000 and bearing interest at a reasonable rate. Participants have up to 5 years to repay the loan unless it is for a principal residence, in which case the repayment period is 30 years. Each loan is secured by the borrowing participant’s vested account balance; however, additional collateral may also be required. For the year ended December 31, 2004, the Plan allows participants to borrow up to seven loans at a time, which consist of five regular loans and two residential loans. The maximum of any new loans, when added to the outstanding balance of all other loans from the Plan, will be limited to the lesser of (a) $50,000 reduced by the excess, if any, of the participant’s highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of the new loan over the participant’s current outstanding balance of loans as of the date of the new loan, or (b) one-half of the participant’s vested interest in the Plan.

Payment of Benefits

Upon termination of service, a participant may elect to (a) receive a lump sum equal to the value of the participant’s vested interest in his or her account, or (b) receive installments over a period not to exceed the employee’s and beneficiary’s assumed life expectancy.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 2. Summary of Significant Accounting Principles

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2004 and 2003 and
Year Ended December 31, 2004

NOTES TO FINANCIAL STATEMENTS

Note 2. Continued

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2004 and 2003 are held by ING, the Plan custodian. Investments in pooled separate accounts are reported at the value reported to the Plan by ING, which approximates fair value. Investments in Callon Petroleum Company common stock is reported at quoted market values. Participant’s loans are valued at their outstanding principal balances, which approximate fair value.

Investment security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded as it is earned. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Company absorbs substantially all administrative expenses of the Plan.

Note 3. Investments

The following table presents the fair value of the Plan’s investments that represent 5 percent or more of the Plan’s net assets at December 31, 2004 and 2003.

	2004	2003
Pooled separate accounts
ING Fixed Account	$5,257,639	$5,341,570
Fidelity VIP Growth Portfolio	737,712	812,334

Employer securities
Callon Petroleum Company	$2,602,910	$2,210,997

Participant loans	756,814	737,198

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2004 and 2003 and
Year Ended December 31, 2004

NOTES TO FINANCIAL STATEMENTS

Note 3. Continued

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated $1,285,119 during the year ended December 31, 2004 as follows:

Pooled separate accounts	$505,541

Employer securities
Callon Petroleum Company stock	779,578

Net appreciation in fair value of investments	$1,285,119

Note 4. Tax Status of Plan

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan’s Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 5. Related-Party Transactions

The investment in pooled separate accounts is managed by ING. ING is the custodian of the Plan assets as defined by the Plan and, therefore, transactions in these investments, as well as investments in employer securities and participant loans, qualify as party-in-interest transactions. Fees paid by the Company for the investment management services amounted to $23,714 for the year ended December 31, 2004.

Note 6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2004 and 2003 and
Year Ended December 31, 2004

NOTES TO FINANCIAL STATEMENTS

Note 7. Reconciliation of Financial Statements to Form 5500

The financial information included in the Plan’s Form 5500 is reported on the cash basis of accounting. Therefore, the following reconciliation is included to reconcile the net assets available for benefits and the net decrease in net assets available for benefits per the financial statements to the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial Statements	$13,590,165	$12,467,242

Employer contribution receivable	(79,795)	(87,192)

Net assets available for benefits per the Form 5500	$13,510,370	$12,380,050

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31,
2004
Net increase in net assets available for benefits per the financial statements	$1,122,923

Less current year employer contribution receivable	(79,795)

Plus prior year employer contribution receivable	87,192

Net increase in net assets available for benefits per per the Form 5500	$1,130,320

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002
Schedule H, line 4i
Schedule of Assets (Held at End of Year)
December 31, 2004

	(b) Identity of			Current
(a)	Issuer, Borrower	(c) Description	(d)	Value
	Pooled accounts
*	ING	Separate Account, ING
		Fixed Account		$5,257,639

*	ING	Separate Account, ING VP
		Money Market Portfolio -
		1,220.248 units		13,067

*	ING	Separate Account, ING
		GNMA Income Fund -
		1,818.120 units		20,564

*	ING	Separate Account, ING
		PIMCO Total Return
		Portfolio - 1,644.110 units		19,225

*	ING	Separate Account, Pioneer
		High Yield Fund -
		6,937.272 units		97,356

*	ING	Separate Account, ING Van
		Kempen
		Equity & Income -
		3,862.301 units		43,700

*	ING	Separate Account, ING VP
		Strategic Allocation Balanced
		Portfolio - 3,505.547 units		36,802

*	ING	Separate Account, ING VP
		Strategic Allocation Income
		Portfolio - 1,349.149 units		15,129

*	ING	Separate Account,
		Oppenheimer Capital Income
		Fund - 36,669.143 units		461,473

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002
Schedule H, line 4i
Schedule of Assets (Held at End of Year)
December 31, 2004

	(b) Identity of			Current
(a)	Issuer, Borrower	(c) Description	(d)	Value
	Pooled accounts (continued)
*	ING	Separate Account, Alliance
		Bernstein
		Growth and Income
		Portfolio - 36,899.461 units		$417,033

*	ING	Separate Account, ING Van
		Kempen Comstock
		Portfolio - 19,220.670 units		242,680

*	ING	Separate Account, ING VP
		Index Plus LargeCap
		Portfolio - 53,396.773 units		438,976

*	ING	Separate Account, Fidelity
		VIP Growth Portfolio -
		113,774.201 units		737,712

*	ING	Separate Account, Fidelity
		VIP II Contrafund -
		17,213.234 units		184,575

*	ING	Separate Account, ING T.
		Rowe Price Growth Equity
		Portfolio - 13,374.578 units		115,653

*	ING	Separate Account, Ariel
		Appreciation Fund -
		5,939.034 units		72,634

*	ING	Separate Account, Ariel
		Fund - 21,707.564 units		408,049

*	ING	Separate Account, Baron
		Growth Fund - 19,076.013 units		300,792

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002
Schedule H, line 4i
Schedule of Assets (Held at End of Year)
December 31, 2004

	(b) Identity of			Current
(a)	Issuer, Borrower	(c) Description	(d)	Value
	Pooled accounts (continued)
*	ING	Separate Account, Fidelity
		Advisor Mid Cap Fund -
		10,235.551 units		$120,568

*	ING	Separate Account, Franklin
		Balance Sheet Investment
		Fund - 1,860.514 units		31,232

*	ING	Separate Account, Franklin
		Small-Mid Cap Growth
		Fund - 32,044.458 units		214,904

*	ING	Separate Account, ING
		American Century Small
		Cap Value Portfolio -
		5,132.977 units		68,516

*	ING	Separate Account, ING
		VP Index Plus SmallCap
		Portfolio - 5,031.607 units		74,440

*	ING	Separate Account, Lord
		Abbett Mid-Cap Value
		Fund - 5,505.881 units		81,027

*	ING	Separate Account, Prudential
		Jennison Equity Opportunity
		Fund - 2,715.949 units		32,036

*	ING	Separate Account, ING VP
		International Value
		Portfolio - 12,420.781 units		152,820

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002
Schedule H, line 4i
Schedule of Assets (Held at End of Year)
December 31, 2004

	(b) Identity of			Current
(a)	Issuer, Borrower	(c) Description	(d)	Value
	Pooled accounts (continued)
*	ING	Separate Account, ING Oppenheimer Global Portfolio - 9,553.416 units	$	120,711

*	ING	Separate Account, Templeton Foreign Fund - 3,985.023 units		52,964

*	ING	Separate Account, Templeton Growth Fund - 15,155.433 units		218,915

	Total pooled accounts			10,051,192

*	Participant loans	4.75 percent to 7.5 percent interest rate, maturity of up to 5 years, with residential loans maturing in 30 years		756,814

*	Callon Petroleum Company	180,008 shares		2,602,910

	Equitable Life Assurance Society	Life Insurance Policies		99,454

			$	13,510,370

*Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CALLON PETROLEUM COMPANY (Registrant)

Date:	June 29, 2005	By:	/s/ Fred L. Callon

Fred L. Callon President and Chief Executive Officer (on behalf of the registrant and as the principal financial officer)

EXHIBIT INDEX

Exhibit Index	Description
23.1	Consent of Horne llp, independent accountants